Powering technology forward with you Statutory Interim Report 2026 Exhibit 99.4

Interim Management Report 4 Our Company 5 ASML Operations Update 8 Risk Factors 9 2026 Second-half Outlook 10 Managing Directors’ Statement Condensed Consolidated Interim Financial Statements 12 Condensed Consolidated Statement of Profit or Loss 13 Condensed Consolidated Statement of Comprehensive Income 14 Condensed Consolidated Statement of Financial Position 15 Condensed Consolidated Statement of Changes in Equity 17 Condensed Consolidated Statement of Cash Flows 18 Notes to the Condensed Consolidated Interim Financial Statements 24 Other Information 26 Definitions A definition or explanation of certain abbreviations, technical terms and other terms used throughout this Statutory Interim Report (also referred to as 'the report' or 'this report') can be found in the chapter Definitions. In some cases, numbers have been rounded for readers’ convenience. This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht). In this report the name ‘ASML’ is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries and associates, as the context may require. References to our website in this Statutory Interim Report are for reference only and none nor any portion thereof are incorporated by reference in this report. © 2026, ASML Holding N.V. All Rights Reserved. ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 2 Contents

ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 3 Interim Management Report IN THIS SECTION 4 Our Company 5 ASML Operations Update 8 Risk Factors 9 2026 Second-half Outlook

Introduction On July 15, 2026, we published our Statutory Interim Report for the six-month period ended June 28, 2026. This includes the Condensed Consolidated Interim Financial Statements prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union. We also published our 2026 second-quarter results in accordance with US GAAP on July 15, 2026. This Statutory Interim Report for the six-month period ended June 28, 2026, including the Condensed Consolidated Interim Financial Statements, has not been audited or reviewed by an external auditor. Our Company ASML is a leading supplier to the semiconductor industry. We provide chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with our partners, we drive the advancement of more affordable, more powerful and more energy-efficient microchips. We enable groundbreaking technology to solve some of humanity’s toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. We are a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML's more than 44,500 employees (FTEs) challenge the status quo and push technology to new limits. The registered office of ASML Holding N.V. is located at De Run 6501, Veldhoven, the Netherlands. The statutory seat is in Veldhoven. The company is registered with the Dutch Commercial Register under number 17085815. Our shares are listed for trading in the form of registered shares on Euronext Amsterdam and Nasdaq under the symbol ASML. Our purpose, vision and strategy Our purpose is to unlock the potential of people and society by pushing technology to new limits. Our vision is to enable groundbreaking technology to solve some of humanity’s toughest challenges. Our business strategy consists of six priorities that will drive long-term growth 1 Deepen customer trust 2 Extend our technology and holistic product leadership 3 Strengthen ecosystem relationships 4 Create an exceptional workplace 5 Drive operational excellence 6 Deliver on ESG sustainability ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 4 Our Company

ASML STATUTORY INTERIM REPORT 2026 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 5

ASML Operations Update

ASML Operations Update

In the first half of 2026:

- We recorded net sales of €18.1 billion, which is an increase of 17.2% compared to the first half of 2025.
- We recorded net service and field option sales of €5.2 billion, which is an increase of 28.1% compared to the first half of 2025. The increase reflects the growing installed base and our customers' desire to maximize the wafer output of our systems through productivity upgrades.
- On April 22, 2026, Marco J.A. Pieters, Chief Technology Officer, was appointed to the Board of Management to further underscore our focus on and commitment to driving forward our technology roadmap in service of our customers.
- Details on dividend distribution and the share buyback program can be found in Note 7. Dividends and share buyback as included in the Notes to the Condensed Consolidated Interim Financial Statements.

Six-month period ended operating results

Set forth below is the Condensed Consolidated Statement of Profit or Loss on a semi-annual basis for the first half of 2025 and 2026 (in accordance with EU-IFRS):

For the six-month period ended (€, in millions, unless otherwise indicated)	Unaudited June 29, 2025	Unaudited % of total net sales	**Unaudited June 28, 2026**	Unaudited % of total net sales	Unaudited % change 2026 vs 2025
Net system sales	11,336.5	73.5	**12,844.2**	71.0	13.3
Net service and field option sales	4,096.7	26.5	**5,249.2**	29.0	28.1
Total net sales	15,433.2	100.0	**18,093.4**	100.0	17.2
Cost of system sales	(5,298.3)	(34.3)	**(6,803.1)**	(37.6)	28.4
Cost of service and field option sales	(1,911.5)	(12.4)	**(2,084.9)**	(11.5)	9.1
Total cost of sales	(7,209.8)	(46.7)	**(8,888.0)**	(49.1)	23.3
Gross profit	8,223.4	53.3	**9,205.4**	50.9	11.9
Research and development costs	(1,768.2)	(11.5)	**(2,475.9)**	(13.7)	40.0
Selling, general and administrative costs	(579.4)	(3.8)	**(605.0)**	(3.3)	4.4
Operating income	5,875.8	38.1	**6,124.5**	33.8	4.2
Finance income	136.2	0.9	**114.2**	0.6	(16.2)
Finance costs	(62.2)	(0.3)	**(43.3)**	(0.2)	(30.4)
Income before income taxes	5,949.8	38.6	**6,195.4**	34.2	4.1
Income tax expense	(1,040.4)	(6.7)	**(1,105.4)**	(6.1)	6.2
Income after income taxes	4,909.4	31.8	**5,090.0**	28.1	3.7
Profit (loss) related to investments in associates	121.8	0.8	**145.7**	0.8	19.6
Net income	5,031.2	32.6	**5,235.7**	28.9	4.1

ASML STATUTORY INTERIM REPORT 2026 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 6

ASML Operations Update (continued)

The following table shows a summary of key financial figures for the six-month period ended:

For the six-month period ended (€, in millions, unless otherwise indicated)	Unaudited June 29, 2025	Unaudited June 28, 2026	Unaudited % change 2026 vs 2025
Sales			
Total sales of lithography systems (in units) [1]	153	**170**	11.1
Total sales of new lithography systems (in units) [1]	140	**153**	9.3
Total sales of used lithography systems (in units) [1]	13	**17**	30.8
Liquidity			
Cash and cash equivalents	7,243.5	**6,671.9**	(7.9)
Short-term investments	5.4	**909.6**	16,744.4
Net cash provided by (used in) operating activities	1,287.4	**(481.5)**	(137.4)

1. Lithography systems do not include metrology and inspection systems.

Total net sales

Total net sales for the first half of 2026 increased by 17.2% to €18.1 billion compared to €15.4 billion for the first half of 2025. The increase is driven by higher sales volumes for EXE and NXE systems, a favorable EXE and NXT immersion product mix, and higher net service and field option sales. This was partially offset by the decrease in the sales volumes of NXT immersion systems.

The increase in net service and field option sales is mainly due to the growing installed base of systems, and strong demand for productivity upgrades.

Gross profit

Gross profit, as a percentage of total net sales, decreased from 53.3% in the first half of 2025 to 50.9% in the first half of 2026, mainly driven by an increase in amortization of capitalized development expenditures.

Research and development costs

Research and development costs of €2.5 billion in the first half of 2026 increased compared to the first half of 2025 (€1.8 billion), primarily driven by continued investments in ASML's product and technology roadmap and the recognition of the estimated costs related to the Technology transformation.

In the first half of 2026, research and development costs mainly consist of:

- EXE-related activities to support future nodes for both Logic and DRAM customers.
- NXE-related activities for the NXE:3800F and NXE:4200G platforms, supporting future technology-node requirements.
- Continued development across our DUV lithography portfolio, focused on enhancing throughput and overlay performance, as well as working on the next-generation 3D integration solutions, including the XT:260 platform, to support advanced packaging requirements.
- Activities in e-beam inspection, e-beam metrology and YieldStar optical metrology, including our next generation system YS 550. In addition, securing our multibeam inspection roadmap with the development of the eScan 2200 and continuing to expand our investment in the holistic software applications space.

Selling, general and administrative costs

Selling, general and administrative costs increased to €605.0 million for the first half of 2026 compared to the first half of 2025 (€579.4 million), mainly related to an increase in salaries and number of FTEs and consulting costs.

Reconciliation of net income and total assets in accordance with US GAAP and EU-IFRS The Condensed Consolidated Interim Financial Statements for the six-month period ended June 28, 2026 included in this report have been prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union. Our primary accounting standard is US GAAP. The overviews below therefore contain reconciliations of net income and total assets in accordance with US GAAP to net income and total assets in accordance with EU-IFRS: For the six-month period ended (€, in millions) Unaudited June 29, 2025 Unaudited June 28, 2026 Net income based on US GAAP 4,645.3 5,674.3 Capitalization of development expenditures and related amortization, net of tax 389.5 (405.4) Income taxes (3.6) (33.2) Net income based on EU-IFRS 5,031.2 5,235.7 For the six-month period ended (€, in millions) December 31, 2025 Unaudited June 28, 2026 Total assets based on US GAAP 50,566.6 50,214.8 Capitalization of development expenditures and related amortization 4,856.2 4,368.4 Equity investments 416.0 416.0 Income taxes (282.8) (295.7) Other 20.8 22.4 Total assets based on EU-IFRS 55,576.8 54,725.9 ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 7 ASML Operations Update (continued)

The risk factors in this section are classified under the risk types as presented in our 2025 Annual Report. No new risk factors were added in this report. Each of these risks could have a material adverse impact on our business, financial position, operating results, and reputation. Additionally, there may be risks currently unknown to us, or risks we presently consider immaterial, that could become significant over time. Some of the risk factors mentioned may have occurred previously. Any such disclosure does not constitute a representation that such factors, or contingencies have or have not occurred in the past; it is provided because their potential future occurrence could have a material adverse effect on our business. Many of these risks may be exacerbated by global developments, such as wars, geopolitical tensions, inflation, industry downturns, and international responses – including new regulations or tariffs – alongside broader adverse economic and business conditions. Strategic • Our future success depends on our ability to respond in a timely manner to commercial and technological developments in the semiconductor industry • The success of new product introductions is uncertain and depends on our ability to successfully execute our R&D programs • We face intense competition • The semiconductor industry can be cyclical, and we may be adversely affected by any downturn • We derive most of our revenues from the sale of a relatively small number of products • Failure to adequately protect intellectual property could harm our business • Defending against intellectual property claims brought by others could harm our business • We are exposed to economic, geopolitical and other developments in our international operations • We may be unable to make desirable acquisitions, to invest successfully, or to integrate successfully any businesses we acquire • A high percentage of net sales is derived from a few customers • We may not be able to achieve our ESG objectives or adapt and respond in a timely manner to emerging ESG expectations and regulations Operations • We depend on our ability to manage the growth of our organization and attract and retain a sufficient number of adequately educated and skilled employees • We may face challenges in managing the industrialization of our products and bringing them to high-volume production • We are highly dependent on the performance of a limited number of critical suppliers of single-source key components • We are dependent on the continued operation of a limited number of manufacturing facilities • Our operations expose us to health, safety and environment risks • Cybersecurity and other security incidents, or disruptions in our processes or information technology systems, could materially adversely affect our business operations • We are exposed to risks related to the use of artificial intelligence • We face challenges to meet expected demand Finance and reporting • We are exposed to financial risks including liquidity risk, interest rate risk, counterparty credit risk, foreign exchange risk and inflation risk • Changes in taxation could affect our future profitability Compliance • We are subject to regulatory and compliance obligations in the various countries where we operate and the complexity of compliance requirements increases Other • Restrictions on shareholder rights may dilute voting power • We may not declare cash dividends, conduct share buyback programs or cancel shares at all or in any particular amounts in any given year ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 8 Risk Factors The risk factors outlined in this section are categorized into the following types: Strategic, Operations, Finance and reporting, Compliance, and Other.

2026 Second-half Outlook Operational outlook Ongoing AI-related investments and continued progress in AI technologies are driving demand for advanced Logic and Memory chips, further strengthening the semiconductor industry's growth outlook. Our customers, in turn, continue to accelerate their capacity expansion plans. This is translating into customer commitments across our product portfolio, providing ASML with increased visibility into longer-term demand. Based on this momentum, we are planning to add 30% to our 2026 NXE capacity of around 65 for 2027, and we are investigating to increase capacity with another 30% for 2028. Similarly, we plan to add 30% to our 2026 NXT immersion capacity of around 130 for 2027, and we are investigating to increase capacity with another 30% in 2028. In addition, we are continuing to significantly expand our upgrade portfolio. Financial outlook ASML expects a full-year 2026 revenue between €43 billion and €45 billion. ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 9 2026 Second-half Outlook

Managing Directors’ Statement The Board of Management hereby declares that, to the best of its knowledge, the Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, and provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Interim Management Report includes a fair view of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht). The Board of Management, Christophe D. Fouquet Roger J.M. Dassen Frédéric J.M. Schneider-Maunoury Wayne R. Allan James (Jim) P. Koonmen Marco J.A. Pieters Veldhoven, July 15, 2026 ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 10 Managing Directors' Statement

ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 11 Condensed Consolidated Interim Financial Statements IN THIS SECTION 12 Condensed Consolidated Statement of Profit or Loss 13 Condensed Consolidated Statement of Comprehensive Income 14 Condensed Consolidated Statement of Financial Position 15 Condensed Consolidated Statement of Changes in Equity 17 Condensed Consolidated Statement of Cash Flows 18 Notes to the Condensed Consolidated Interim Financial Statements

For the six-month period ended (€, in millions, except per share data) Notes Unaudited June 29, 2025 Unaudited June 28, 2026 Net system sales 2, 3 11,336.5 12,844.2 Net service and field option sales 4,096.7 5,249.2 Total net sales 3 15,433.2 18,093.4 Cost of system sales (5,298.3) (6,803.1) Cost of service and field option sales (1,911.5) (2,084.9) Total cost of sales (7,209.8) (8,888.0) Gross profit 8,223.4 9,205.4 Research and development costs (1,768.2) (2,475.9) Selling, general and administrative costs (579.4) (605.0) Operating income 5,875.8 6,124.5 Finance income 136.2 114.2 Finance costs (62.2) (43.3) Income before income taxes 5,949.8 6,195.4 Income tax expense (1,040.4) (1,105.4) Income after income taxes 4,909.4 5,090.0 Profit (loss) related to investments in associates 121.8 145.7 Net income 5,031.2 5,235.7 Basic net income per ordinary share (€) 8 12.89 13.60 Diluted net income per ordinary share (€) 8 12.89 13.59 Number of ordinary shares (in millions) used in computing per share amounts: Basic 8 390.2 384.9 Diluted 8 390.4 385.3 ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 12 Condensed Consolidated Statement of Profit or Loss

For the six-month period ended (€, in millions) Unaudited June 29, 2025 Unaudited June 28, 2026 Net income 5,031.2 5,235.7 Other comprehensive income: Proportionate share of other comprehensive income from associates 0.6 — Foreign currency translation, net of taxes: Gain (loss) on foreign currency translation (181.7) 82.2 Financial instruments, net of taxes: Gain (loss) on derivative financial instruments (71.6) 16.6 Transfers to net income (4.1) 44.9 Other comprehensive income, net of taxes 1 (256.8) 143.7 Total comprehensive income, net of taxes 4,774.4 5,379.4 Attributable to equity holders 4,774.4 5,379.4 1. All items in other comprehensive income as of June 28, 2026, including our accumulated proportionate share of other comprehensive income from associates of €35.0 million gain (June 29, 2025: €21.5 million gain), the hedging reserve balance of €8.6 million gain (June 29, 2025: €54.0 million loss) and the currency translation adjustment balance of €61.9 million gain (June 29, 2025: €62.1 million gain), for which movements caused by the gain (loss) on foreign currency translation, less the currency translation effect on the development expenditures that is reclassified to the reserve for capitalized development expenditures, will be reclassified subsequently to profit or loss when specific conditions are met. ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 13 Condensed Consolidated Statement of Comprehensive Income

Assets Finance receivables, net 13.3 — Deferred tax assets 1,811.6 1,818.9 Loans receivable 1,653.8 1,766.8 Other assets 1,057.1 1,532.3 Equity investments 9 1,736.7 1,740.9 Investments in associates 822.6 985.8 Goodwill 4,610.1 4,610.1 Intangible assets, net 5,396.3 4,957.8 Property, plant and equipment, net 7,893.8 7,815.8 Right-of-use assets 341.0 319.2 Total non-current assets 25,336.3 25,547.6 Cash and cash equivalents 4 12,916.0 6,671.9 Short-term investments 4 405.9 909.6 Accounts receivable, net 3,023.0 7,252.6 Finance receivables, net 613.5 560.0 Current tax assets 88.9 84.1 Contract assets 440.6 492.0 Inventories, net 11,429.3 11,739.5 Loans receivable 266.1 269.2 Other assets 1,023.6 1,086.5 Derivative financial instruments 9 33.6 112.9 Total current assets 30,240.5 29,178.3 Total assets 55,576.8 54,725.9 (€, in millions) Notes December 31, 2025 Unaudited June 28, 2026 Equity and liabilities Shareholders’ equity 24,185.0 25,994.5 Long-term debt 2,709.0 1,984.4 Deferred and other income tax liabilities 444.9 343.1 Contract liabilities 3,366.3 3,570.3 Accrued and other liabilities 412.3 419.4 Derivative financial instruments 19.9 20.6 Total non-current liabilities 6,952.4 6,337.8 Accounts payable 3,521.8 3,731.0 Accrued and other liabilities 2,494.2 2,422.1 Derivative financial instruments 73.1 87.2 Current tax liabilities 662.1 559.7 Short-term borrowings and current portion of long-term debt 1,681.9 1,735.3 Contract liabilities 16,006.3 13,858.3 Total current liabilities 24,439.4 22,393.6 Total equity and liabilities 55,576.8 54,725.9 (€, in millions) Notes December 31, 2025 Unaudited June 28, 2026 ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 14 Condensed Consolidated Statement of Financial Position (Before appropriation of net income for the six-month period ended June 28, 2026)

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Condensed Consolidated Statement of Changes in Equity

(Before appropriation of net income for the six-month period ended June 28, 2026)

	Issued and Outstanding Shares							
(€, in millions)	Number	Share Capital	Share Premium	Treasury Shares at Cost	Retained Earnings	Other Reserves[1]	Net Income	Total
Balance at January 1, 2025	393.3	35.4	4,554.3	(476.0)	5,166.6	4,392.6	8,349.0	22,021.9
Prior year net income	—	—	—	—	8,349.0	—	(8,349.0)	—
Components of comprehensive income:								
Net income	—	—	—	—	—	—	5,031.2	5,031.2
Proportionate share of other comprehensive income from associates	—	—	—	—	—	0.6	—	0.6
Gain (loss) on equity investments	—	—	—	—	—	—	—	0.0
Gain (loss) on foreign currency translation	—	—	—	—	—	(181.7)	—	(181.7)
Gain (loss) on financial instruments	—	—	—	—	—	(75.7)	—	(75.7)
Total comprehensive income	—	—	—	—	—	(256.8)	5,031.2	4,774.4
Purchases of treasury shares	(6.2)	—	—	(4,102.5)	—	—	—	(4,102.5)
Cancellation of treasury shares	—	—	—	—	—	—	—	—
Share-based payments	—	—	75.1	—	—	—	—	75.1
Issuance of shares	0.3	—	(139.6)	298.4	(84.4)	—	—	74.4
Dividend paid	—	—	—	—	(1,311.6)	—	—	(1,311.6)
Development expenditures	—	—	—	—	(473.8)	473.8	—	—
Balance at June 29, 2025 (unaudited)	387.4	35.4	4,489.8	(4,280.1)	11,645.8	4,609.6	5,031.2	21,531.7
Components of comprehensive income:								
Net income	—	—	—	—	—	—	5,181.8	5,181.8
Proportionate share of other comprehensive income from associates	—	—	—	—	—	13.5	—	13.5
Gain (loss) on equity investments	—	—	—	—	—	416.0	—	416.0
Gain (loss) on foreign currency translation	—	—	—	—	—	(81.1)	—	(81.1)
Gain (loss) on financial instruments	—	—	—	—	—	1.1	—	1.1
Total comprehensive income	—	—	—	—	—	349.5	5,181.8	5,531.3

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Condensed Consolidated Statement of Changes in Equity (continued)

(Before appropriation of net income for the six-month period ended June 28, 2026)

	Issued and Outstanding Shares							
(€, in millions)	Number	Share Capital	Share Premium	Treasury Shares at Cost	Retained Earnings	Other Reserves[1]	Net Income	Total
Purchases of treasury shares	(2.1)	—	—	(1,847.5)	—	—	—	(1,847.5)
Cancellation of treasury shares	—	(0.5)	—	3,778.3	(3,777.8)	—	—	—
Share-based payments	—	—	140.3	—	—	—	—	140.3
Issuance of shares	0.1	—	(4.6)	96.4	(23.9)	—	—	67.9
Dividend paid	—	—	—	—	(1,238.7)	—	—	(1,238.7)
Development expenditures	—	—	—	—	(283.6)	283.6	—	—
Balance at December 31, 2025	385.4	34.9	4,625.5	(2,252.9)	6,321.8	5,242.7	10,213.0	24,185.0
Prior year net income	—	—	—	—	10,213.0	—	(10,213.0)	—
Components of comprehensive income:								
Net income	**—**	**—**	**—**	**—**	**—**	**—**	**5,235.7**	**5,235.7**
Proportionate share of other comprehensive income from associates	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Gain (loss) on equity investments	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Gain (loss) on foreign currency translation	**—**	**—**	**—**	**—**	**—**	**82.2**	**—**	**82.2**
Gain (loss) on financial instruments	**—**	**—**	**—**	**—**	**—**	**61.5**	**—**	**61.5**
Total comprehensive income	**—**	**—**	**—**	**—**	**—**	**143.7**	**5,235.7**	**5,379.4**
Purchases of treasury shares	**(1.7)**	**—**	**—**	**(2,109.5)**	**—**	**—**	**—**	**(2,109.5)**
Cancellation of treasury shares	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Share-based payments	**—**	**—**	**123.4**	**—**	**—**	**—**	**—**	**123.4**
Issuance of shares	**0.4**	**—**	**(142.9)**	**252.3**	**(37.7)**	**—**	**—**	**71.7**
Dividend paid	**—**	**—**	**—**	**—**	**(1,655.5)**	**—**	**—**	**(1,655.5)**
Development expenditures	**—**	**—**	**—**	**—**	**489.6**	**(489.6)**	**—**	**—**
Balance at June 28, 2026 (unaudited)	**384.1**	**34.9**	**4,606.0**	**(4,110.1)**	**15,331.2**	**4,896.8**	**5,235.7**	**25,994.5**

1. Other reserves consist of our proportionate share of other comprehensive income from associates, the hedging reserve, the currency translation reserve, our gain (loss) on equity investments and the reserve for capitalized development expenditures.

Cash flows from operating activities Net income 5,031.2 5,235.7 Adjustments to reconcile net income to net cash flows from operating activities: Depreciation and amortization1 616.7 997.4 Impairment and loss on disposal 18.6 8.7 Share-based compensation expense 75.1 123.4 Inventory reserves 159.3 196.5 Deferred tax expense (benefit) 201.2 (100.9) Investments in associates (125.6) (163.2) Changes in assets and liabilities: Accounts receivable, net (527.9) (4,227.7) Finance receivables, net (306.4) 66.8 Inventories (648.8) 118.7 Other assets (533.1) (963.0) Accrued and other liabilities 149.4 59.6 Accounts payable (317.8) 276.8 Current tax assets and liabilities 361.9 (115.1) Contract assets and liabilities (2,866.4) (1,995.2) Net cash provided by (used in) operating activities 1,287.4 (481.5) Cash flows from investing activities Purchase of property, plant and equipment (829.8) (701.8) Purchase of intangible assets (575.0) (92.3) Purchase of short-term investments — (903.9) Maturity of short-term investments — 400.4 Purchase of equity investments — (4.2) Loans issued and other investments — (99.0) Repayment of loans 1.7 1.1 Net cash used in investing activities (1,403.1) (1,399.7) For the six-month period ended (€, in millions) Notes Unaudited June 29, 2025 Unaudited June 28, 2026 Cash flows from financing activities Dividend paid (1,311.6) (1,655.5) Purchase of treasury shares (4,077.8) (2,077.5) Net proceeds from issuance of shares 74.4 71.7 Repayment of debt and lease obligations (39.1) (708.5) Net cash used in financing activities (5,354.1) (4,369.8) Net cash flows (5,469.8) (6,251.0) Effect of changes in exchange rates on cash (22.6) 6.9 Net increase (decrease) in cash and cash equivalents (5,492.4) (6,244.1) Cash and cash equivalents at beginning of the year 4 12,735.9 12,916.0 Cash and cash equivalents at June 29, 2025 and June 28, 2026 4 7,243.5 6,671.9 Supplemental disclosures of cash flow information Change in unpaid portion of property, plant and equipment, excluded from investing activities, included in accounts payable (89.6) 74.1 Interest received 129.4 91.9 Interest paid (65.6) (43.2) Income taxes paid, net of refunds (613.7) (1,232.0) For the six-month period ended (€, in millions) Notes Unaudited June 29, 2025 Unaudited June 28, 2026 1. Depreciation and amortization include depreciation of property, plant and equipment, amortization of intangible assets, depreciation of right-of-use assets, and other (amortization of underwriting commissions, amortization of discounts related to borrowings, credit facilities and accretion of loans issued at a discount). ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 17 Condensed Consolidated Statement of Cash Flows

ASML STATUTORY INTERIM REPORT 2026 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 18

Notes to the Condensed Consolidated Interim Financial Statements

1. General information

ASML is a leading supplier to the semiconductor industry. We provide chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with our partners, we drive the advancement of more affordable, more powerful and more energy-efficient microchips. We enable groundbreaking technology to solve some of humanity's toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. We are a multinational company headquartered in Veldhoven, the Netherlands, with offices across EMEA, the US and Asia. Every day, ASML's more than 44,500 employees (FTEs) challenge the status quo and push technology to new limits.

The registered office of ASML Holding N.V. is located at De Run 6501, Veldhoven, the Netherlands. The statutory seat is in Veldhoven. The company is registered with the Dutch Commercial Register under number 17085815.

Our shares are listed for trading in the form of registered shares on Euronext Amsterdam and Nasdaq under the symbol ASML.

The Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Management on July 15, 2026 and have not been audited or reviewed by an external auditor.

Basis of preparation

The Condensed Consolidated Interim Financial Statements for the six-month period ended June 28, 2026 have been prepared in accordance with IAS 34, "Interim Financial Reporting", as adopted by the European Union, and therefore do not include all the information and disclosures as required in an Annual Report based on EU-IFRS. These financial statements should be read in conjunction with the 2025 Annual Report based on EU-IFRS and the additional requirements of Article 362(9) of Book 2 of the Dutch Civil Code.

The Condensed Consolidated Interim Financial Statements are stated in millions of euros unless indicated otherwise.

New EU-IFRS accounting standards and interpretations adopted

The accounting policies adopted in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the 2025 Annual Report based on EU-IFRS, except for the adoption of new standards effective as of January 1, 2026.

We have applied the following standards and amendments for the first time for the reporting period commencing January 1, 2026:

- Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
- Annual Improvements to IFRS accounting Standards – Volume 11
- Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

The amendments did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

We have not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Use of estimates

In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Condensed Consolidated Interim Financial Statements. The critical accounting judgments and key sources of estimation are subject to volatility and uncertainty. Estimates and assumptions used in the preparation of the Condensed Consolidated Interim Financial Statements are considered consistent with those described in the 2025 Annual Report based on EU-IFRS.

2. Revenue from contracts with customers

Net system sales per technology were as follows:

For the six-month period ended	June 29, 2025		**June 28, 2026**	
	Unaudited Net system sales (in units)	Unaudited Net system sales (€, in millions)	**Unaudited Net system sales (in units)**	**Unaudited Net system sales (€, in millions)**
EXE	1	273.8	**3**	**1,188.9**
NXE	24	5,593.2	**29**	**6,708.5**
ArF immersion	56	4,301.7	**40**	**3,331.7**
ArF dry	7	193.3	**13**	**367.3**
KrF	38	495.6	**65**	**772.6**
I-line	27	158.0	**20**	**113.1**
Metrology & Inspection	88	320.9	**104**	**362.1**
Total	241	11,336.5	**274**	**12,844.2**

ASML STATUTORY INTERIM REPORT 2026 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 19

Notes to the Condensed Consolidated Interim Financial Statements (continued)

Net system sales per end-use were as follows:

For the six-month period ended	June 29, 2025		June 28, 2026	
	Unaudited Net system sales (in units)	Unaudited Net system sales (€, in millions)	**Unaudited Net system sales (in units)**	**Unaudited Net system sales (€, in millions)**
Logic	157	7,157.6	**180**	**6,442.7**
Memory	84	4,178.9	**94**	**6,401.5**
Total	241	11,336.5	**274**	**12,844.2**

During the first half of 2026, no receivables were sold through factoring arrangements (first half of 2025: €1.5 billion). Factored receivables are treated as net cash provided by operating activities within the Condensed Consolidated Statement of Cash Flows.

3. Segment disclosure

ASML has one reportable segment, since we are a holistic lithography solution provider, for the development, production, marketing, sales, upgrading and servicing of advanced semiconductor equipment systems, consisting of lithography, metrology and inspection systems. The Chief Operating Decision Maker regularly sets and monitors goals and boundaries on a consolidated basis to make decisions about resource allocation and assess performance. ASML's Chief Operating Decision Maker is the combination of the functions of the CEO and CFO.

Net system sales for new and used systems were as follows:

For the six-month period ended (€, in millions)	Unaudited June 29, 2025	**Unaudited June 28, 2026**
New systems	11,046.6	**12,575.5**
Used systems	289.9	**268.7**
Net system sales	11,336.5	**12,844.2**

For geographical reporting, total net sales are attributed to the geographic location in which the customers' facilities are located.

Total net sales by geographic region were as follows:

For the six-month period ended (€, in millions)	Unaudited June 29, 2025	**Unaudited June 28, 2026**
Japan	492.9	**440.3**
South Korea	4,413.6	**7,085.5**
Singapore	194.3	**221.8**
Taiwan	4,361.9	**5,114.7**
China	3,712.3	**2,883.3**
Rest of Asia	1.2	**1.1**
EMEA	314.2	**407.1**
United States	1,942.8	**1,939.6**
Total	15,433.2	**18,093.4**

4. Liquidity

Our principal sources of liquidity consist of:

(€, in millions)	December 31, 2025	**Unaudited June 28, 2026**
Cash and cash equivalents	12,916.0	**6,671.9**
Short-term investments	405.9	**909.6**
Available committed credit facilities[1]	1,500.0	**1,500.0**

1. No amounts were outstanding under this committed credit facility as of June 28, 2026 and December 31, 2025.

ASML also has non-committed lines of credit available. These facilities provide ASML with the ability to request short-term unsecured loans from time to time for an aggregate amount of €3.5 billion (€3.0 billion as of December 31, 2025). No amounts have been drawn under these lines of credit. Outstanding amounts under the non-committed facility will bear interest based on market conditions at the moment of draw down.

Our €1.5 billion Euro Commercial Paper programme (ECP) allows ASML to issue commercial paper up to 364 days in tenor, in a number of currencies. As of June 28, 2026, there is no commercial paper outstanding under this program (€0.7 billion as of December 31, 2025).

Our liquidity needs are affected by many factors, including the risk factors as specified in the Risk factors section in the 2025 Annual Report based on EU-IFRS.

Although our cash requirements fluctuate based on the timing and the extent to which these risks materialize, we believe that cash generated from operating activities, together with our other sources of liquidity are sufficient to satisfy our expected requirements, including our expected capital expenditures, research and development investments and debt servicing. 5. Commitments, contingencies and guarantees The nature, scale and scope of the commitments, contingencies and guarantees are in line with those disclosed in the 2025 Annual Report based on EU-IFRS. 6. Income taxes Income tax expense is recognized based on management’s estimate of the expected annualized income tax rate for the full financial year, as well as discrete items recognized in the interim period. Our effective tax rate for the six- month period ended June 28, 2026 is 17.8 percent, which is in line with the 17.5 percent for the six-month period ended June 29, 2025. Global minimum tax ASML falls within the scope of the OECD Global minimum tax rules. Global minimum tax legislation was enacted in the Netherlands, the jurisdiction in which ASML is incorporated, and came into effect from January 1, 2024. ASML applies the temporary mandatory relief from deferred tax accounting for the impacts of Global minimum tax, as provided in the amendments to IAS 12 issued in May 2023. ASML recognized an estimated current tax expense related to Global minimum tax for the six month period ended June 28, 2026 amounting to €0.1 million. 7. Dividends and share buyback On April 22, 2026, the Annual General Meeting resolved to adopt a final dividend of €2.70 per ordinary share for the year 2025. Recognizing the three interim dividends of €1.60 per ordinary share paid in August and November, 2025, February, 2026 and the final dividend on April 2026, the total dividend for the year 2025 was €7.50 per ordinary share. As a result, a total dividend amount of €2.9 billion has been distributed to our shareholders for the year 2025. An interim dividend for the year 2026 of €1.88 per ordinary share will be made payable on August 5, 2026. On January 28, 2026 we announced a new share buyback program to be executed by December 31, 2028. ASML intends to repurchase shares for up to €12.0 billion of which we expect up to 2.0 million shares will be used to cover employee share plans. ASML intends to cancel the remainder of the shares repurchased. As of June 28, 2026, ASML has repurchased approximately 1.7 million shares for an approximate amount of €2.1 billion under this program. The share buyback program may be suspended, modified or discontinued at any time. Details of the share buyback program as well as transactions pursuant thereto, and details of the dividend are published on ASML's website (www.asml.com/investors). 8. Net income per ordinary share Basic net income per ordinary share is calculated by dividing net income by the weighted average number of ordinary shares outstanding for that period. The dilutive effect is calculated using the treasury stock method by dividing net income by the weighted average number of ordinary shares outstanding for that period plus shares applicable to options and conditional shares (dilutive potential ordinary shares). The calculation of diluted net income per ordinary share does not assume exercise of options when exercise would be anti-dilutive. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock from the ordinary shares. The basic and diluted net income per ordinary share has been calculated as follows: For the six-month period ended Unaudited June 29, 2025 Unaudited June 28, 2026 Net income (€, in millions) 5,031.2 5,235.7 Weighted average number of shares outstanding (in millions) 390.2 384.9 Basic net income per ordinary share (€) 12.89 13.60 Weighted average number of shares outstanding (in millions) 390.2 384.9 Plus shares applicable to options and conditional shares (in millions) 0.2 0.4 Diluted weighted average number of shares (in millions) 390.4 385.3 Diluted net income per ordinary share (€) 12.89 13.59 ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 20 Notes to the Condensed Consolidated Interim Financial Statements (continued)

9. Fair value measurements Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows: • Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access. • Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities. • Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). A financial instrument’s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy. For assets and liabilities that are recognized at fair value on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no changes in valuation techniques during the first half of 2026 and the full year 2025. Financial assets and financial liabilities measured at fair value on a recurring basis The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment. The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the net present value technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates. The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the net present value technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates. Four out of six of our outstanding Eurobonds, with a combined principal amount of €3.25 billion, serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. For two out of six of our outstanding Eurobonds, with a combined principal amount of €1.5 billion, no hedging is applied. The fair value changes of the interest rate swaps are recorded on the Condensed Consolidated Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only. The fair value of the equity investment in Mistral AI was determined using a venture capital valuation method. This method reflects Mistral AI’s current stage of development and overall growth phase of the industry in which it operates, and incorporates assumptions such as expected market growth and related market share, range of peer companies revenue multiples, expected time to exit and venture capital target return. These assumptions involve estimation uncertainty and could result in a significant remeasurement of the carrying amount within the next financial period. The fair value of the equity investment increases (decreases) when expected market growth, market share, or peer companies' revenue multiples increase (decrease), and decreases (increases) when the venture capital target return or estimated time to exit increase (decrease). Multiple favorable or unfavorable changes may occur simultaneously, as these assumptions may be interrelated. Accordingly, simultaneous favorable changes could significantly magnify the fair value, whereas unfavorable changes across inputs could have a negative effect. Under the venture capital valuation method, expected market growth and market share (applying a business expansion rate of approximately 60%, which reflects market consensus on AI sector growth rate together with Mistral AI’s expected scaling trajectory), peer companies revenue multiples (range from 7.1 to 61.4 at the valuation date), and venture capital target return (range from 30% to 50%, which reflects the level of risk associated with growth- stage companies) are assumed to have a more than insignificant impact on the fair value of the equity investment and are therefore treated as key unobservable inputs. The fair value of the equity investment in Mistral AI as of June 28, 2026, remained consistent with the fair value as of December 31, 2025, with no unrealized fair value remeasurements recognized in other comprehensive income. Investments in money market funds (included in our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities. Money market and investment funds qualify as available for sale securities. Due to the short-term nature and investment-grade credit ratings, the fair value is close to the carrying value. These money market funds can be called on a daily basis. Investments and redemptions in money market funds are managed on a daily basis. ASML does not have trading securities as of June 28, 2026. Our short-term investments consist of deposits with original maturities to the entity holding the investments longer than three months and one year or less at the date of acquisition with financial institutions that have investment-grade credit ratings. The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis. The deposits qualify as securities held to maturity. The fair value is ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 21 Notes to the Condensed Consolidated Interim Financial Statements (continued)

ASML STATUTORY INTERIM REPORT 2026 | INTERIM MANAGEMENT REPORT | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS | 22

Notes to the Condensed Consolidated Interim Financial Statements (continued)

close to the amortized cost and carrying value due to short-term nature and investment-grade credit ratings. No held to maturity securities were sold before expiration date.

Financial assets and liabilities for which fair values are disclosed

The fair value of the loans to Carl Zeiss SMT GmbH are determined using a discounted cash flow model, which considers the present value of expected cash receipts, discounted using a risk-adjusted discount rate.

Long-term debt is initially recognized at fair value and subsequently measured at amortized cost.The fair value of our Eurobonds for disclosure purposes is estimated based on quoted market prices. The fair value deviates from the principal amount, due to changes in market interest rates and credit spreads since the issue of our Eurobonds, which carry a fixed coupon interest rate.

The following tables present our financial assets and financial liabilities that are measured at fair value on a recurring basis and the assets and liabilities for which the fair value is only disclosed:

Unaudited As of June 28, 2026 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative financial instruments [1]	—	112.9	—	112.9
Equity investments	—	—	1,740.9	1,740.9
Money market funds [2]	2,389.0	—	—	2,389.0
Short-term investments [3]	—	809.5	—	809.5
Total	2,389.0	922.4	1,740.9	5,052.3
Liabilities measured at fair value				
Derivative financial instruments [1]	—	107.8	—	107.8
Assets and Liabilities for which fair values are disclosed				
Loans receivable [4]	—	—	1,917.7	1,917.7
Long-term debt [5]	3,611.8	—	—	3,611.8

As of December 31, 2025 (€, in millions)	Level 1	Level 2	Level 3	Total
Assets measured at fair value				
Derivative financial instruments [1]	—	33.6	—	33.6
Equity investments	—	—	1,736.7	1,736.7
Money market funds [2]	6,222.2	—	—	6,222.2
Short-term investments [3]	—	405.9	—	405.9
Total	6,222.2	439.5	1,736.7	8,398.4
Liabilities measured at fair value				
Derivative financial instruments [1]	—	93.0	—	93.0
Assets and Liabilities for which fair values are disclosed				
Loans receivable [4]	—	—	1,848.9	1,848.9
Long-term debt [5]	3,590.8	—	—	3,590.8

1. Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps.
2. Money market funds are part of our cash and cash equivalents.
3. Short-term investments consist of deposits and tri-party repositories. Only deposits are valued at fair value.
4. Loans receivable mainly relate to Carl Zeiss SMT GmbH.
5. Long-term debt mainly relates to Eurobonds.

There were no transfers between the levels of the fair value hierarchy during the first half of 2026 and the full year 2025.

Financial assets and financial liabilities that are not measured at fair value

The carrying amount of cash and cash equivalents excluding money market and investment funds, short-term investments excluding deposits, accounts payable, and other current financial assets and liabilities approximate their fair value because of the short-term nature of these instruments.

Assets and liabilities measured at fair value on a non-recurring basis

For the six-month period ended June 28, 2026 and the year ended December 31, 2025, we had no significant fair value measurements on a non-recurring basis from regular business activities.

10. Long-term debt

On March 20, 2026, ASML Holding N.V. established a Euro Medium Term Note programme (EMTN). The programme allows ASML Holding N.V. to issue notes for a total amount of up to €10 billion. No debt was issued under the Euro Medium Term Note programme in the first half of 2026.

11. Subsequent events An interim dividend for the year 2026 of €1.88 per ordinary share will be made payable on August 5, 2026. Veldhoven, the Netherlands July 15, 2026 Prepared by The Board of Management, Christophe D. Fouquet Roger J.M. Dassen Frédéric J.M. Schneider-Maunoury Wayne R. Allan James (Jim) P. Koonmen Marco J.A. Pieters ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 23 Notes to the Condensed Consolidated Interim Financial Statements (continued)

Special note regarding forward-looking statements This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including expected trends in the semiconductor industry and end markets, business dynamics and business environment trends, the expected impact of AI investments and progress in AI technologies on demand for chips and semiconductor growth outlook and impact on our customers and our business, increasing intensity of lithography, plans and capability to increase capacity and output and expected capacity, customer plans including with respect to capacity additions, our product portfolio and portfolio roadmaps, backlog, technological developments expected shipment of systems, supply and demand trends, orders and order intake and momentum, increased visibility into longer-term demand, gross margin growth plans, outlook including expected sales of market segments and geographies, outlook and expected financial results including outlook and expected results for Q3 2026, including net sales, IBM sales, gross margin, R&D costs, SG&A costs, outlook and expectations with respect to full year 2026 including expected full year 2026 total net sales, gross margin, annualized effective tax rate and IBM sales, expectations with respect to EUV, DUV and metrology in 2026, expectations with respect to 2027 and 2028 including expected increase in wafer capacity of customers and investigation of increasing capability to add wafer capacity and system output capacity, statements made at our 2024 Investor Day, including investor key messages, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks and statements with respect to dividends, expected performance and capabilities of our systems and product roadmaps, customer outlook and plans including customer roadmaps, capital expenditures and capacity expansion plans, ESG strategy and commitments and other non- historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “guide”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and industry and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the macroeconomic and geopolitical environment on the semiconductor industry, semiconductor market conditions, the impact of AI on our customers, the pace of customer increase in capacity, industry and business and semiconductor demand and demand for our tools, the impact of inflation, interest rate and exchange rate fluctuations, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new technologies, products and models and customer roadmaps, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in orders and our ability to convert orders into sales and risks relating to the realization of our backlog, the risk of order cancellations, delays or push outs and restrictions on shipments of systems, including ordered systems, under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2025 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 24 Other Information

Financial calendar and investor relations Financial calendar October 14, 2026 Announcement of third quarter results for 2026 December 31, 2026 End of ASML's 2026 fiscal year January 27, 2027 Announcement of fourth quarter and annual results for 2026 February 24, 2027 Publication of Annual Report 2026 April 28, 2027 Announcement of first quarter results for 2027 April 29, 2027 Annual General Meeting of Shareholders June 10, 2027 Capital Markets Day Investor relations ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Our annual reports, quarterly releases and other information are also available on our website (www.asml.com). ASML worldwide contact information Corporate headquarters De Run 6501 5504 DR Veldhoven The Netherlands Phone: +31 40 268 3000 Mailing address P.O. Box 324 5500 AH Veldhoven The Netherlands Investor Relations Phone: +31 40 268 3938 Email: investor.relations@asml.com For additional contact information, visit asml.com ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 25 Other Information (continued)

0–9 3D integration solutions Enables vertical stacking of semiconductor chips to improve performance, functionality, and energy efficiency for advanced computing and AI applications. A AI Artificial intelligence ArF Argon fluoride ASML ASML Holding N.V. and/or any of its subsidiaries and associates D DRAM Dynamic random-access memory DUV A lithography technology that uses deep ultraviolet (DUV) light. E E-beam Electron beam ECP programme Euro Commercial Paper programme EMEA Europe, the Middle East and Africa EMTN programme Euro Medium Term Note programme ESG Environmental, social and governance EU-IFRS International Financial Reporting Standards, adopted by the European Union. Eurobond A bond denominated in euros Euronext Amsterdam Euronext Amsterdam N.V. EXE ASML’s second TWINSCAN platform for EUV lithography, also referred to as EUV 0.55 NA or High NA EUV. F FTE Full-time equivalent G Gross margin Gross profit as a percentage of net sales H Holistic lithography Our approach to optimizing the entire microchip printing process and enabling affordable scaling in chip technology by integrating lithography systems with computational modeling and wafer metrology and inspection solutions to analyze and control the manufacturing process in real time. I IAS International Accounting Standards Name Description i-line Light with a wavelength of 365 nm, generated by mercury vapor lamps and used in some lithography systems. Immersion A technique that uses a pool of ultrapure water between the lens and the wafer to increase the lens’s numerical aperture (ability to collect and focus light). This improves both the resolution and depth of focus for the lithography system. K KrF Krypton fluoride L Lithography Lithography, or photolithography, is the process in microchip manufacturing that uses light to pattern parts on a silicon wafer. Logic Integrated devices such as microprocessors, microcontrollers and graphics processing units. Also refers to companies that manufacture such devices. M Memory Microchips, such as NAND Flash and DRAM, that store information. Also refers to companies that manufacture such chips. Metrology The science of measurement on pattern quality before and during high-volume chip manufacturing. N NA Numerical aperture NAND A binary logical operator that gives an output when it receives one or no input; a composite of ‘NOT AND’. Nasdaq Nasdaq Stock Market LLC nm Nanometer (one billionth of a meter) NXE ASML’s first TWINSCAN platform for EUV lithography, also referred to as EUV 0.33 NA. NXT An enhanced version of the original TWINSCAN system platform offering significantly improved overlay and productivity. O OECD Organisation for Economic Co-operation and Development Overlay The layer-to-layer alignment of chip structures P Preference share foundation Stichting Preferente Aandelen ASML R R&D Research and development T Throughput The number of wafers a system can process per hour Name Description ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 26 Definitions

TWINSCAN ASML’s unique lithography system platform, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput. U US GAAP Generally accepted accounting principles in the United States of America W Website www.asml.com X XT ASML’s second TWINSCAN platform for DUV lithography, with two complete wafer stages to allow one wafer to be mapped while another is being exposed, thereby enabling higher accuracy and throughput. Y YieldStar ASML’s optical diffraction-based wafer metrology platform. YS YieldStar Name Description ASML STATUTORY INTERIM REPORT 2026 INTERIM MANAGEMENT REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 27 Definitions (continued)